 Exhibit 99.3

Press Conference

  INFOSYS Limited press call

Q4 & FY 2015 RESULTS

April 24, 2015

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer& Managing Director

Rajiv Bansal

Chief Financial Officer

Pravin Rao

Chief Operating Officer

ANALYSTS

Nisha Poddar

ET Now

Pankaj

Economic Times

Shyamla

Financial Chronicle

Saket

Cogencis

Bibhu

Anirban

The Economic Times

Bharani

ET

Varun Sood

Mint

Rahul

ET Now

Sujit

The Times of India

Bibhu Rajan

Business Standard

Vijay

Deccan Herald

Venkatesh

The Hindu Business Line

Participant

Mr. Sikka this quarter _______

Vishal Sikka

My philosophy and my sense is not to worry about transient things like this. I talked to some of the leading folks in Energy and they are not worried about this. They believe that in the next three four quarters if not earlier, things will stabilize. There is a seasonal effect and shock that you get from ramp down and things like that. Some of the companies are, in fact, running out of business. So I don't want to undermine the effect that we have seen. However, from a long-term planning perspective and a long-term strategy perspective, I see that this is not something that we worry about. The need for an innovative company, need for a next-generation services company is here to stay regardless of these particular effects in Energy, telecom and currency and so on.

That is sort of my longer term perspective. Perhaps Pravin can talk in more detail about some of the industry-oriented effect of the quarter and so forth. But the basic point is when you look across the industry and everybody's results, you will see the same thing repeating which is pricing pressure; you see the slowdown in this type of investment. It means that clients are increasingly demanding next-generation services, more strategic value and things of this nature. Automation and dramatic productivity improvement are challenging the existing business in a very fundamental way. That is something that we cannot ignore and this is exactly what we have been talking about for the last several quarters.

So I would like to see the results in that light, in that broader sense. Some of the moves that we have made, some of the investments that we have made have already been towards this direction. So we see that continuing.

Nisha Poddar

So Vishal, this is Nisha Poddar from ET Now. Would like to know, you just spelt out the challenges that are in front of the IT sector and you had a disappointing Q4. Despite that you have given a robust guidance for this financial year and that’s what analysts, the market men and you saw stock movement that doesn't sound very convincing. How will you convince them about the guidance that you have given, what are the factors which are going to lead you to that kind of a growth trajectory?

Vishal Sikka

I think 10% constant currency in the current atmosphere that we see is something that we are quite confident about achieving. We feel that way because of two factors. On the one hand, we have started many initiatives to improve our existing services to make them much more differentiated and therefore, you should expect to see our win rates increasing in the traditional services, whether it is infrastructure management or business process outsourcing or verification services as well as package implementation and things like that. We just had first evidence from this. Panaya and our existing practice had won a very large deal because of the power of Automation that Panaya brings to simplify the overall upgrade process and so forth. We see that differentiation increasing in the renewal of our existing services. In parallel, the new areas that we have been investing in, our work on the Open Source, Big Data platform and building next-generation analytical problems using that, as well as our work on Design Thinking to help our clients identify the most important problems for them, we have more than a 100 Design Thinking projects that are already going on. We see that kicking in as well although not in the near term. The combination of these two things, improving the productivity, the differentiation of our existing services as well as the new things that we are doing together gives us the confidence that we will get there.

Pankaj

Vishal, this is Pankaj from Economic Times. I have two questions. First of all, the $20 bn revenues that you talked about. Now, can you explain how is that going to happen, I mean in terms of organic or inorganic? Secondly, if you look at just this quarter's number, all industry segments and geographic markets have seen decline sequentially. What I am trying to understand is, is there a deeper shift that is at play in terms of change of business needs or the way customers are buying things, so is there something that we are going to see going forward?

Vishal Sikka

There is definitely a deep shift that is underway and customers are looking for different outcomes, they are looking for different level of efficiency, different level of strategic engagement in the work that we do with them. In terms of the $ 20 bn, that is our aspirational goal. If you look our goal for next probably six years, this year as well as the five years after that, we use that as a way to organize our thoughts. Nobody can see six years out into the future. If anybody did then I have a bridge to sell to them. However, you can organize your thoughts around the model that you wish to achieve and the model that we wish to achieve that we believe is feasible and certainly it is desirable and viable is that $20 bn by 2020 in revenue, at 30% operating margin and at $80,000 revenue per employee ratio. Currently, we are at approximately $52,300 per employee revenue. To increase this significantly over the course of next six years, it is something that would be, I believe, necessary for a next generation services company. I believe that we can get there by slowing down the rate of growth. If you just do the math on it $ 20 bn with 250,000 employees is $80,000 productivity. Currently we are at about between 176,000 people and so roughly, you would see that adding 70,000 or so people over the course of this five years or so. Augmenting the people, the software or client services that amplifies them significantly, that improves their productivity in a very dramatic way and bring that benefit to the customer in terms of better efficiency, better automation and things like that.

We breakdown that $ 20 bn roughly and this is not a financial forecast. The financial forecast is what we have given for this year which is 10% to 12% constant currency growth. But if you just break it down, we have modeled that out as roughly $1.5 bn of that would be contributed by acquisitions that we would make in new areas between now and then. Right now, we are modeling $ 1.5 bn from inorganic investments that we make; 10% through the new services that will contribute $2 bn in revenue by that time. And the remaining would require a growth rate of between 13% and 14% year-over-year cumulative growth and we believe that that is achievable by transforming our existing services using the power of automation, so product engineering, infrastructure, application development and maintenance and services like this which we think will become much better as a result of automation and would then see the benefits from that.

Participant

-------------------

Vishal Sikka

I prefer to think of this as something that if we were to be the next-generation services company and once again become the leading bellwether IT company, then this is something that we have to aspire to.

Shyamla

Hi, this is Shyamla. Like you mentioned there is a deeper shift on the way and everything and if that's the case why continue to report based on the older parameters? When will you start reporting on the newer parameters like revenue from the digital services and the breakup on that? And secondly, why your Finacle been added to Edgeverve now and why not before and why now? What is the future do you see there?

Vishal Sikka

So we will report the new categories as they become relevant and material. Right now they are small. I mean even though there are roughly 250 projects that I talk about and these are high value, high margin projects, these are not material in game of things yet. It will take another 3-4 quarters before they become a meaningful revenue contributor that Rajiv would put a separate line for.

In terms of Finacle, we had an awesome quarter in Finacle, we grew by close to 15% in constant currency from $ 65 mn to almost $ 75 mn in revenue which demonstrates the power of the solution, which demonstrates the power of the leadership of Michael and the fact that we have built a solution that has a credibility, that serves a very credible need in the financial world. Today 1/5th of the world banking population is banking on Finacle and we see that there is a tremendous opportunity there for Finacle to grow, in fact for Finacle to become a billion dollar business, out of this $20 aspiration in 2020.

Michael is obviously a great leader of building these productized services and software as a service and therefore he is the right leader to combine these two organization into one so we can focus our efforts in productized services area. So we have given him that responsibility for the entire thing, we have hired a new leader for the Edge area. In Edge, we have seen significant improvement. This quarter, Syngenta just mentioned to us that they went live with TradeEdge with two states in India where the dealers of Syngenta have served farmers. 43 dealers are now live serving tens of thousands of farmers in Karnataka and in Gujarat and in the course of next year or so, many more states and many other companies in this region will all go live on TradeEdge. We think that TradeEdge is an awesome application to connect the world of dealers, distributors with the CPG, agriculture type companies and there is a huge opportunity there as well as in the other five edge applications and any other edge application that we invent. Skava, the company that we just acquired is another example of this kind of a mobile commerce company. They do have a core intellectual property, in fact the company has next generation services wrapped around it. So this is a perfect example of something that fits along with our strategy.

Participant

-------------- separating the product from the services?

Vishal Sikka

Today we are looking at this as Finacle or Edge, but overtime we see that the services will become ones where the people go together with the software. We can think of it as a context that is surrounding a person that goes into delivering a service and brings together a collection of tool that dramatically amplifies their ability that dramatically improves our productivity.

If you look at an airline pilot today or someone in command of a train, these are very different than airline pilots or engine drivers from 30-40 years ago because there is tremendous automation inside these. One person can do the work that used to take dozens of people and things like that.

This happens in every industry, and we see that happening in our industry. With automation we see that in infrastructure management for example, 70% to 80% of the work that is done can be replaced by automation where people become the manager for exceptions and not the operator for the system. That means that more people can do the work of many “more with less for more” as Prof. Mashelkar used to say.

So that is our aspiration. It is a straightforward thing that has been happening in technology for 100s of years suddenly since the industrial revolution and we are simply marching down that path of improving the productivity of the people. In a couple of years, we will stop seeing distinction between product and services. We are a services company, we will be a services company where the services that we offer are greatly amplified by the software that we have written, that we monetize and we are already seeing this. This is not in the future, this is already happening now. We had already the first deal that we have closed where our Panaya and our SAP implementation practice together won a very large deal which was much more competitive because we were able to use Panaya to automate the solution. This is how you will see the future unfold.

Saket

This is Saket from Cogencis. There is something on the bonus issue. You did one just about six months ago, what is the idea behind another bonus issue just a small…

Rajiv Bansal

No, it is not about whether it's six months. We looked at shareholders, what they are telling us. We wanted to increase the base of our shareholders to make it more liquid stock so that small ratio shareholders can also participate into the Infosys journey. With that in mind, the board has proposed a bonus.

Bibhu

So we are talking about third party numbers from the IT companies which has come so far. On this they are not very inspiring ____. But in case of Infosys we are clearly seeing lots of negative form operational metrics, point of view a lot of negative events. Now also at the same time you are giving guidance of 6.2% to 8.2% which is definitely lower than the industry body NASSCOM. So but FY16 also is going to better you giving that you are doing half presently and at the same time you are talking about $ 20 bn target by 2020. Given that in case something fundamental, if there is any specific challenges that Infosys goes through or is that an industry challenge and what you are doing in short-term. I am talking about next six years, it is quite bit of long time. What you have done giving the desire result we are talking of attrition coming down but we are getting two different figures one is LTM and annualized. LTM there is _____ so can you just throw some more light on it.

Rajiv Bansal

Lot of questions in one, so let me try remembering and answering this. On operational parameters, I think it will be wrong to look at it on a quarter-to-quarter basis because it is a dynamic business. You would see some parameters go up and go down on a quarter-on-quarter basis. I think right measure would be to look at the business from a yearly perspective and see whether we are in the right trajectory, whether we are in the right path or not.

On the question of guidance, see the impact of cross currency during the year is about 380 basis point and it is very-very significant. When NASSCOM gives a number ____ if anybody has a clarity whether it is a cost currency number, it is a reported number. What's the difference what is the basis behind it, they didn’t ask us for our number. So we don't know the basis on which the NASSCOM has given the number what that number is. But the mid point of 10% to 12% constant currency, 11% is a very-very significant improvement from this year's growth where we have grown at 5.6% almost doubling our growth in terms of guidance. As Vishal had articulated earlier, we are still sticking to Mr. Murthy’s timeframe three years to get to industry growth in FY17. If we look at it from a journey perspective from 5.6% to the industry growth rate, next year guidance is very-very significant.

Vishal Sikka

That is an important point. You should not look at the 6.2% number because we are not currency speculators, we are leaders of the software and services company. So constant currency is all that we have visibility to and we are forecasting giving the guidance of minimum of 10% constant currency growth. In terms of the attrition, I completely disagree with your characterization. Attrition has come down dramatically. The month before I was announced, we lost 2,850 or so people, and the month before I started, in July we lost more than 2,500 people. In January that number has come down to something like 1,700, in February it came down to 1,400, last month in March we lost 1,350 people. So the number has come down by more than half in the course of those eight or nine months or whatever. So there has been a dramatic decrease in attrition, we ended the year at something like 13.5%

Rajiv Bansal

So there are two numbers of attrition, the way you calculate could be on LTM basis. If the attrition was high four quarters back it will still carry in the LTM. But if you take the current number and annualize the number, that's 13.4%. The more relevant for us to take our decision will be annualized attrition than the LTM attrition.

Vishal Sikka

And we are already on that, ahead in the industry compared to the numbers what others have reported. So that is one thing. And then in terms of the near term, the other questions that you had, we are absolutely focused on them. I, Pravin, Rajiv, our entire leadership team's attention is on ensuring that the operational efficiency, the sales organization effectiveness are all focused on delivering results on a quarterly basis while we keep our eyes firmly towards the future. But we do need a guide force to think about where are we headed in the future over a longer term so that we don't get consumed by the decision making that has to be done in the short-term only. That is the reason to set a bar for a longer term while we continue to be focused and measured by quarterly performance

Participant

But Vishal, this $20 bn by 2020, that is aspirational target, what is the realistic target?

Vishal Sikka

If in life we don't aspire to get to what our target is, then what is the point.

Participant

Aspiration is something different and what…

Vishal Sikka

I mean it simply means aspiration is our target. It is simply it is quite far out so we don't really have operational planning, visibility into something that far out. But this is the direction that we are steering the company towards.

Participant

You are bringing down the attrition, but on a serious note what is the levels at which you are going to be comfortable in terms of bringing down the attrition, what is the level that you are looking at right now?

Vishal Sikka

I think that perhaps the most depressing thing that I have found in the industry, when I go to our DCs and I go to floors where our employees work, as I have learned more about the industry and also seen in the other companies, although my attention, my focus obviously is our own company, is that our employees even though they are highly educated and they are the brightest employees, they routinely and dutifully follow what they are told, they don’t innovate. One of the biggest complaint from our clients that I have heard consistently, I have met more than 500 clients, I have met 170 clients one on one in the last eight months. They have consistently said the same thing that you don't innovate, you don't think proactively, you don't think about things on your own to help us innovate better.

So when I think about, it is not so much about doling out as it is about creating an atmosphere, creating a culture where people are innovative. Binod is here somewhere, Binod where are you? Binod is sitting back there. I had asked him on my very first night when we went to Mysore on the 1st of August, how long does it take you to put together a class for something completely new? And he said we can do it in less than 90 days Vishal. So two weeks later we were all in Stanford, our entire leadership team went through a Design Training. And then we started, Binod and three of his best educators went to Stanford for a week, they got trained on Design Thinking. Some of them came to Mysore and they did a whole design week where at first they worked with the educators and then they trained 275 of our senior executives in India. This movement that he created and his team created has now trained 25,000 people on Design Thinking. 12,600 of these are freshers in Mysore who will come out of there and another 12,000 or so people who are more senior people.

Two weeks ago we did a survey of them, now that they have been in the workforce, what was the impact of Design Thinking. And the results of the survey that we see are they are overwhelming. I mean what the employees have written, it feels as if a light bulb goes off in their head for the very first time that they can think again. One of the employees talked about ___ and they all wrote consistently about how they have brought innovation to the work that they are currently doing.

I believe that there is more to life than bonuses and iPhones. I believe that it is all in the end about something bigger than us, that calls us, that inspires us. I think that more than anything else my aspiration is, my inspiration is to create an atmosphere where people feel that kind of a purpose of the work that they do. If we do that we will see the attrition rate further coming down. If we don't do that then no bonuses or iPhones really change the equation in a fundamental way.

Anirban

Hi Vishal, this is Anirban from Economic Times. Could you talk a little bit about your Skava acquisition, the rationale behind it as well as some of the specifics such as Skava run rate and all that? And also that 70,000 employee addition that we spoke about by 2020, just a clarification, is that a gross or a net figure, can you clarify that?

Vishal Sikka

Again, as I said that is not an operational plan, that is an aspiration that we have. It is too early to make an operational plan or something like that but if you just do the math on it, it adds up to something like that. It would be a 250,000 employee company producing $80,000 revenue per employee etc. So that is just a guide force that is helping steer our company.

In terms of Skava, perhaps Rajiv can talk about the specific numbers to the extent that is possible. I mean we have this announcement. Did we also close it today or did we just announced a definitive agreement?

Rajiv Bansal

No, we have signed the definitive agreement.

Vishal Sikka

Skava is a mobile commerce company. It is a software and services company that provides mobile experiences primarily to retailers. But of course the product can be applied to other areas as well. What we see happening is in particular in the United States that over the next 12 to 18 months there will be a tipping point in how web-based commerce websites transform into mobile commercial website. I call it m.website. Skava has built a leading platform to create mobile experiences primarily in the browser. These M.dot experiences as well as apps that they build for leading Retailers like Nordstrom, Macy’s, Kohl, Toys R Us and companies like that. It’s a very innovative product based on the work that has been done by the founders. It converts the website automatically into a mobile experience. You can see it, and the services then makes it much more beautiful experience and continually optimizes and improves our experience. It’s a great product as well as a great business model that they have. Primarily services-oriented, the Indian subsidiary is here in India. There is also a US division which is based in California. So it fits perfectly from that perspective. We see this impacting our work in digital, in creating digital experiences with a next-generation business model attached to it as well as in helping us in Retail. Pravin used to run Retail in the past. Pravin you can add something to that if you want.

Pravin Rao

I think in the Retail world seeing the tipping point where people are using mobile devices will be more than people who are using desktop. I think we are looking at a mobile first kind of world. In that context it’s a good product, great area to invest in and it will accelerate. Now each of us will continue to spend lot of money in this area and having a product of this kind will help us capture a big chunk of that share.

Rajiv Bansal

At this point of time because it’s again a small acquisition, we will not want to share the details of the financials of the company. It’s too early to share that. The critical part is the synergy benefits that you see from the company. It’s not about the financials of the company alone which decides and which helped to take a decision on that acquisition but it’s about the synergy benefit and how it will probably help us gain larger market share in certain areas, be a multiplier on our existing revenue growth. That is the most critical part of it.

Bharani

Bharani from ET. Can you throw some light on which industry sectors you would hit in your attempt to productize certain services, which are the areas where we can see Infosys getting into, you know like what you said about the farmer.

Vishal Sikka

All of them but all of them in different ways. I think operational efficiency applies in a more generic way to everyone but innovation is very different and as we see digitization pervades and finds industries, innovation is taking a very different form in Retail compared to Manufacturing or Energy and so on. Just a few examples in Retail, we see the emergence of next-generation experiences this is why we acquired Skava. In Manufacturing, we see emergence of Internet-of-Things where a physical world that manufactures itself becomes more and more digital as we go along this is why we invested in a small company called Airviz that we announced today. We see things of this nature happening. Across industries, there will be different forms of innovation that need to be brought in but the thing that is common is that in the next generation problems which our clients don't yet know about, Design Thinking helps as a great mechanism to identify what the next problems could be. In the existing areas it is much more about deriving operational efficiency through the power of a Global Delivery Model and outsourcing and so on where we can bring IT efficiency and business office efficiency using the power of automation to the existing services. It applies to every industry. So it isn’t like we want to focus on one or two where this applies.

Bharani

Do you also count Healthcare among those sectors where technology is transforming way its deliver.

Vishal Sikka

For sure. In Healthcare we will perhaps see one of the most dramatic impacts of technology also because if you see the announcement last week in the US, more and more power is moving back towards the end-user, towards the people in being able to take control of their own health. So we do see a paradigm shift in Healthcare not only because of technology but also because of people’s behavior and being able to take control of your own health and mind.

Varun Sood

Hi Vishal, Varun Sood from Mint here. A couple of questions. Firstly on this acquisition, how have you valued it? Is it something like 6 or 7x like what Panaya was done? It helps us understand about Skava?

Vishal Sikka

Is Ritika here? Maybe you want to talk about it? It is basically a software and services company. You apply an industry oriented-metric like that which is a multiple of revenues and so forth.

Rajiv Bansal

Typically you create a business plan, you put a standalone plan, a synergy plan you do the future cash flows, you do the discounted cash, so there are many models of doing valuation. I don't want to get into the specifics of the financials of the company, what multiple because it is a very small acquisition and the success of that would be how it helps us multiply our revenues in certain areas where we have been traditionally weaker. I think that is what is successful….

Vishal Sikka

And I will tell you that we had a strong and unanimous support from our Board. We got fair number of opinions from multiple third parties, so we feel extremely confident that we got it at a good price.

Participant

Rajiv, just a couple of minutes back you had mentioned and it will be fair to see a year-to-year comparison rather than a quarterly. Even if you see just two years back on every account, every metric, say repeat business, top 10 clients, top clients, everywhere Infosys is seeing a decline, dip in business. You have already missed the guidance for this year. What are your thoughts Vishal and more specifically it is already eight months. Now whatever talk we are having about making it the next generation technology company, do you believe that personally it is proving to be a more difficult task when then you had initially taken when in August you were appointed?

Vishal Sikka

I think first of all you are absolutely right about the metrics that you have seen. I attribute that to the fact that there is a structural change happening in the company which is what I have identified at the beginning of my term. We see that dramatic shift happening unfolding in front of our eyes not only impacting us but the entire industry. You see that in the numbers of everyone and may see that accelerating, not slowing down. Therefore, the strategy that we have talked about of bringing in Automation and AI these things in a massive way to our existing services so that they can be differentiated and they can bring value to clients, is an absolutely necessary step and we are doing that. We already have the first evidences of that. In parallel, we believe that Infosys can because of our great ability to train, become a company that can do next-generation things for clients which we traditionally don't do and we are already starting to do those as well. So the direction that we have laid out is working. It is the right one and it is working and we see evidence of that. We don’t see that yet in the numbers but you will see that as well. That is why we are confident that we will do 10% minimum constant currency growth this year. So I would say, eight months on the one hand seems like a long time but on the other hand it's just yesterday. In terms of easier versus difficult than what I thought, I would say some things that have been really exhilarating and much easier. There is a tremendous culture of education. It comes from Mr. Murthy and from our Founders, the learnability and I am astonished by that. It has been amazing to see that how we have been able to mobilize and train 25,000 people on Design Thinking, how we have been able to teach 2,700 people every quarter on Open Source. Open Source used to be not allowed inside the company not only in ours but in other companies and now we are doing massive adoption of Open Source in the company. We have trained 1000 people already on AI and we do 500 every quarter on the AI class that we have done. So the culture of education has been something that is far better than what I had expected when I had started, the culture of change. You have been here, Shruti, Nanjappa, Harani who are here, they have been doing the simplification work that we have been carrying out inside the company _____ for a given amount of revenue becomes significantly smaller and the people can be deployed on a much larger number of projects that of higher value and so on. So the key is to bring automation into the service, to bring automation into the offering and renew the existing services with the power of this automation. When we do that 80,000 number looks actually much more achievable.

Rahul

Dr. Sikka, Rahul here from ET Now. Wanted to understand can you give us some clarity on the cash deployment? Would you be having a percentage of the total cash for continuously rolling them out for shareholders? Can you give us some road map on that?

Vishal Sikka

Maybe Rajiv you want to comment on that?

Rajiv Bansal

We already articulated. We are saying that 50% of the net profits would go towards dividend payout. The balance 50% would be towards investment in technology assets, infrastructure and M&A. M&A is a critical part of our strategy. There is an increasing need to buy assets which would help us accelerate our growth and we would like to keep the base cash as is, in case there is an opportunity which comes off on the investments or for de-risking us, strategy and growth and for that we need it. So that’s the clear cash requirement outlook that we have.

Moderator

Sujit from The Times of India has the first question for you Vishal.

Sujit

This is a fund clarification to Rajiv which is what is the Q-on-Q growth or fall in constant currency?

Rajiv Bansal

(-0.4%).

Sujit

Vishal, disruption that you are trying to bring this transformation whatever, now just want to understand from the customers’ point of view. Are customers changing, understanding your language, the way you expect them to because I mean just the other day we were talking to one of your peers and they said, customers take time to understand some of these things, they still want to do things the old way. Is that also a concern for you?

Vishal Sikka

Obviously Sujit, there are some customers who are more averse to new ideas and new innovation than others. It depends on the culture and the mindset and so forth and many other factors. Instead of arguing on the point again, I’ll just read a quote from Peter Terium, who is the CEO of RWE. RWE is one of the largest utilities companies in Europe. It’s based in Germany. It serves needs of a vast amount of the German population. He says, “Our company and in fact our entire industry is in a midst of a massive transformation. Given the scale of the market disruptions, RWE has started our innovation journey more than two years ago. In this change journey, our interactions with Infosys on Design Thinking have already yielded great values by increasing the scope of what we even thought of as possible. I look forward to an increasingly strategic and collaborative partnership between our companies in Silicon Valley and around the globe”. I would argue that customers are not only willing, they see the urgent need for some of these next generation ideas that we have talked about. It is not something that is up there into the future, it is something that we already see in the here and now. Today most of our leadership team is here but Sandeep who runs our Retail Practice, he is in Palo Alto conducting design workshops with two very large clients - one in CPG and one in the logistics industry, huge American companies both of them. We have more than 100 clients with whom we have already been working with on this Design Thinking engagement. So this is something that is already happening. It is just not happening yet at the scale that the traditional business is at but there is no doubt that this is happening.

Participant

Just one question, you mentioned about your Retail Practice Head is with some clients. Lots of people have spoken about the day you decided to hold your Board meeting in Chennai outside Karnataka. People are talking now you have plans to hold this in ____ and eventually in the US.

Vishal Sikka

We had a wedding of the son of one of our Board Members in Chennai. So we thought that it would be better that everybody is here in Chennai because we have such an awesome campus and we invite you to take a tour of it, even though it was raining. We can hold our Board Meetings and these press events in any one of our DCs. In fact when we decided to do it here we thought that why not do more. So over the next quarters and years we would love to hold our Board Meetings in many other campuses in Hyderabad, in Mysore and Mangalore and other places and why not in Palo Alto?

Moderator

We have the next question from Vijay here from Deccan Herald.

Vijay

I am Vijay from Deccan Herald, Bangalore. You have brought in lots of people from SAP too and on various positions in your organization. So what is its impact on your engagement and alliances with other IT majors like IBM, Oracle, etc.? And from client perspective what will they think of this kind of a development? Can you elaborate a bit on that?

Vishal Sikka

I think if you look at our Executive leadership, there is no change to the Executive leadership. Yeah we had a change in BPO and in GMU but otherwise there has been no change in our Executive leadership in the company since I started. We have added Michael and Abdul. Michael is running Products, Finacle and Edge and Abdul is running the Platform work. Actually Varun has an incredibly detailed list of all the people. 10 or 12 people that have come in, in a 176,000 employee company There seems to be this unbelievable fixation with these people who came from SAP. But other than Michael, most of them are in what we call business enabling. They are in more transformational kinds of roles and not in the Executive leadership. Naveen is heading Architecture and Sanjay is heading Design, Ritika has M&A and so on. So I think that it is interesting that the media makes a big deal out of it but in the grand scheme of things, the segment leaders, the heads of the core functions, the C-level officers, everybody is exactly the same as it was when I started. In terms of the impact in the relationship, I think we have a very strong relationship with all these companies that you mentioned. We are doing lots of exciting work, obviously with SAP. We won many deals over the course of the quarter together with SAP and SAP-oriented areas. We continue to be strong friends, as we have with Oracle. We have a tremendous partnership with Oracle which we are expanding in many different ways around their Cloud offerings, around their new acquisitions that they have made in many of these areas, as well as actually bringing great implementation and integration skills to Oracle, same with IBM, same with Microsoft. We have a strategic partnership with Microsoft in addition to them being a strategic client of ours. So I don’t see any issue here.

Moderator

We have one last question from The Hindu Business Line.

Venkatesh

Hi Venkatesh here, The Hindu Business Line. When we speak to the peers, when we speak to the industry overall, the messaging is very similar. Everybody Open Source, M2M, and pretty much everything seems to be very similar. So in such a scenario as one of the analysts said, when you go into the room they all seem to look same to me. So in that sense how do you think probably Infosys will have to differentiate for themselves?

Vishal Sikka

I think my mom used to say this. When everyone looks the same, you have to look harder. Actually one of the leaders of one of the companies in our industry said this to me that a lot of people have started to say the same things. You could say that this is a compliment. I think it is great. I see this as a natural evolution of things. I don’t see anything particularly fancy about our strategy. I see this as a natural course of events. One or two years from now all the things that we are talking about, nobody will even question them because we will have seen that the transformation has in fact happened pretty much along this direction. The key is in execution, the key is in excellence, in our ability to deliver this and monetize this before others can and we believe that others are talking about this, so far we have already delivered it. We have more than 30 projects that we have done with clients on Advanced Artificial Intelligence techniques and this is not something that we are announcing and intent to do this in the future. This is something that we have already done, delivered and are building on. So the key will be, as they used to say, is a small matter of execution, even if everyone looks the same.

Moderator

We take one last question.

Participant

What’s your planned headcount addition to this year? Any new development center is coming in, that is the second? And third is can you tell us something more about Infosys Incubator?

Vishal Sikka

Maybe I got about the Incubator. We are still thinking about it but as always work seems to have. As you know we have recently done this fund. The $500 mn half of it is for India and half for rest of the world. We did some Murmuration projects and that led to 10 ideas that we have been implementing, then we started an exercise to collect ideas from Infoscions around world and we now are in the process of establishing an incubator that will help people from Infosys develop their ideas as well as people outside that we can nurture into growing company. It is a natural extension to what we do in Startups and investing and so forth. The other, maybe Rajiv you want to?

Rajiv Bansal

On the number of employees we will hire enough number of employees to grow between 10-12% at (82%+) and utilization and 25% (+/-1%) margin.

Vishal Sikka

Thank you very much.

Moderator

Thank you everyone. Please join us for high tea on the first floor.